October 28, 2024

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Sixth Amended Offering Statement on Form 1A (CIK No. 0002016678).

Please be advised that the Issuer hereby withdraws its previous request that qualification be effective as of 10:00a.m. on October 28, 2024, and hereby instead requests that qualification be effective as of 10:00a.m. October 30, 2024.

Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher